Exhibit (c)(18)

STRICTLY PRIVATE & CONFIDENTIAL

Goldman Sachs

Project O2 Counter Proposal Considerations

($ in millions)

INVESTMENT BANKING DIVISION

Proposal	Price Per Share	% Increase / (Decrease) to Proposal	% Implied Premium to Undisturbed 30-Day VWAP	Implied Ignite Enterprise Value	$ EV Increase / (Decrease) to Proposal	PF Gross Debt (30-Jun-2019)	$ Debt Increase / (Decrease) to Proposal	PF Gross Leverage (30-Jun-2019)
Ignite Original Proposal	$ 54.00	*28.6 %*	*46.3 %*	$ 2,341	$ 521	$ 1,804	$ 342	5.5 x
Ignite Current Proposal	50.00	*19.0 %*	*35.5 %*	2,167	348	1,690	228	5.2
Ignite Share Price	49.00	*16.7 %*	*32.8 %*	2,123	304	1,661	200	5.1
Ignite Share Price	48.00	*14.3 %*	*30.0 %*	2,080	261	1,633	171	5.0
Ignite Share Price	47.00	*11.9 %*	*27.3 %*	2,036	217	1,604	143	4.9
Ignite Share Price	46.00	*9.5 %*	*24.6 %*	1,993	174	1,576	114	4.8
Ignite Share Price	45.00	*7.1 %*	*21.9 %*	1,950	130	1,547	86	4.7
Ignite Share Price	44.00	*4.8 %*	*19.2 %*	1,906	87	1,519	57	4.7
Ignite Share Price	43.50	*3.6 %*	*17.9 %*	1,884	65	1,504	43	4.6
Ignite Share Price	43.00	*2.4 %*	*16.5 %*	1,863	43	1,490	29	4.6
Nova Current Proposal	42.50	*1.2 %*	*15.1 %*	1,841	22	1,476	14	4.5
Nova Original Proposal	42.00	*0.0 %*	*13.8 %*	1,819	0	1,462	0	4.5

Note: Assumes PF EBITDA of $324mm as of transaction close (30-Jun-2019) which includes cash distributions from equity investments (~30mm per year). Assumes family roll of 14,919,745 shares, which assumes buyout of 3,488,550 shares held by Brian France for cash. Assumes $100mm in minimum cash and $75mm fees and expenses.

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